March 12, 2020

Jason Mudrick
Chief Executive Officer
Mudrick Capital Acquisition Corporation
527 Madison Avenue, 6th Floor
New York, NY 10022

       Re: Mudrick Capital Acquisition Corporation
           Registration Statement on Form S-4
           Filed February 14, 2020
           File No. 333-236460

Dear Mr. Mudrick:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4 Filed February 14, 2020

Questions and Answers About the Proposals for MUDS Stockholders, page 8

1. Please disclose here the estimated voting power of the Seller upon the closing of the initial business combination. We note your disclosure elsewhere at page 38 that the Seller will have "relative majority" voting power for the combined entity.
Q: What are the specific proposals on which I am being asked to vote at the MUDS special meeting?
Proposal No. 7, page 9

2. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain stockholder litigation except "any action to enforce any liability or duty under the Securities Act or the Exchange Act for which
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FirstName LastNameJason Mudrick
Mudrick Capital Acquisition Corporation
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         federal courts have exclusive jurisdiction." If this provision does not apply to actions arising under the Securities Act, please ensure that your disclosure and the exclusive forum provision in your Second Amended and Restated Certificate of Incorporation states this clearly. In this regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts, rather than exclusive federal jurisdiction, over all suits brought to enforce any duty or liability created by the Securities
         Act or the rules and regulations thereunder.
Summary Term Sheet, page 25

3. The value of the aggregate consideration of $537,000 disclosed here and elsewhere appears inconsistent with your computation of preliminary estimated consideration of
         $589,435 disclosed on page 171. Please reconcile and revise your disclosures as appropriate.

4. Please revise page 28 to include additional details to describe the conflict of interests related to Mr. Mudrick and Mudrick Capital Management and its affiliated funds. In this regard, please describe the related interests in and affiliation with the Seller. We note related disclosures on page 98.
Risks Related to MUDS and the Business Combination
Sponsor, certain members of the MUDS Board and certain of MUDS' officers have interests, page 61

5. Please tell us, and revise, as appropriate, to clarify whether Mr. Mudrick participated in the initial business combination discussions with the Seller. Please also identify the members of your board and management who will continue to hold positions at the combined entity.
Background of the Business Combination, page 96

6. We note that Mudrick Capital Acquisition Corporation sent written proposals to five potential targets other than Hycroft Mining Corporation. Please expand the discussion to describe how the consideration of these target businesses progressed during the period when Mudrick was considering the transaction with Hycroft and disclose the reasons why these alternative targets were not ultimately pursued.
7. We note that in the middle of June 2019, Hycroft Mining Corporation began to explore alternative transactions. We further note that Hycroft received proposals from potential investors identified as "X" and "Y." Please describe in greater detail the material attributes of these alternative equity investments, how the consideration of these opportunities progressed and why each particular opportunity was not pursued.
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Mudrick Capital Acquisition Corporation
Comapany2020
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Summary of Greenhill's Financial Analysis
Selected Comparable Company Analysis, page 122

8. We note that Greenhill derived an implied enterprise value range of $53.0 million to
         $717.0 million based on the low and high implied enterprise values for the Seller. Please disclose the relative size and attributes of the companies selected for the comparable company analysis.
The Business Combination, page 127

9. We are unable to locate the financial model included as Table 10-6 in the Hycroft
         Technical report as referenced on page 127 of your filing. Please advise.
The Business Combination
Sources and Uses for the Business Combination, page 134

10. Please disclose the intended uses of the "Remaining Cash" that will remain on the books of HYMC as a result of the business combination.
The Purchase Agreement and Related Agreements
Amended and Restated Registration Rights Agreement, page 159

11. When available, please revise to disclose the approximate number of Class A shares of
         HYMC common stock which you will be required to register pursuant to the Amended and Restated Registration Rights Agreement. We note your description of "Registrable
         Security" in Annex D.
Unaudited Pro Forma Condensed Combined Financial Information
Pro Forma Condensed Combined Balance Sheet, page 165

12. We note your disclosure on page 36 and elsewhere that 3,584,615 shares of MUDS Class
         B common stock will be surrendered. Please show us how this transaction is reflected in your pro forma balance sheet and in the computation of pro forma shares on page 176.
         Revise your disclosures as appropriate.
Note 1. Basis of Presentation
Accounting for the Business Combination, page 169

13. You state that the Business Combination will be accounted for as a reverse recapitalization with Hycroft Mining Corporation ("Seller") treated as the accounting acquirer and Mudrick Capital Acquisition Corporation ("MUDS") treated as the acquired company. Please tell us why you believe that Hycroft is the accounting acquirer as it appears from the disclosures on page 176 that Seller's common stockholders (excluding
         Lien Noteholders) will own approximately less than 1% of the equity interest in the
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FirstName LastNameJason Mudrick
Mudrick Capital Acquisition Corporation
Comapany2020
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         combined entity. Please provide us a comprehensive analysis of the factors considered pursuant to ASC 805-10-55-11 through 55-15 to support your conclusion and clarify your disclosures. In this regard, please disclose how you considered the composition of the board of directors upon the consummation of business combination and which party has the ability to elect or appoint or to remove a majority of the board of directors of the combined entity.
14. It appears that retained earnings of Mudrick Capital is carried over in the pro forma combined balance sheet. Considering your disclosure that Mudrick has been treated as the acquired company, explain to us how this is appropriate and revise as necessary.
Notes to the Unaudited pro Forma Condensed Combined Financial Statements
2. Adjustment to the Unaudited Pro Forma Condensed Combined Balance Sheet as of September
30, 2019, page 172

15. Please disclose the number of shares issued, canceled or redeemed for each of the equity transaction disclosed here and reconcile such transactions and share computations to the disclosures in table of estimated pro forma shares on page 176.
16. Please explain in detail stockholder's equity adjustment 2(c)(4) and show the computation of MUDS Class A common stock that are distributed to existing owners of Seller common stock.
17. Please explain to us the basis for the adjustment 2(g)(4) relating to reduction of $25.7 million of 2.0 Lien notes and clarify the disclosures.
4. Adjustments to the Unaudited Pro Forma Condensed Statement of Operations for the Year
Ended December 31, 2018, page 175

18. Please show us where the effect of the obligations relating to $54.7 million of New
         Subordinated notes have been included in adjustment 4(e).
5. Pro Forma Loss Per Share, page 176

19. Please revise to provide the computations of number of shares for each party, disclosing separately each of the underlying transactions. In addition, please reconcile the transactions and share calculations disclosed here to such disclosures on page 27 and 292 and revise as necessary.
Information about Seller and the Hycroft Business, page 197

20. Please revise to disclose the total cost for or book value of the property and its associated plant and equipment. See Item 1304(b)(2)(iii) of Regulation S-K.
21. Please revise to disclose the cut-off grade for the mineral resource estimate and the assumed metallurgical recovery factor. See Item 1304(d)(1) of Regulation S-K. In the case of a variable net smelter return (NSR) cut-off consider including a range of NSR
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FirstName LastNameJason Mudrick
Mudrick Capital Acquisition Corporation
Comapany2020
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         values.
22. Please revise to disclose the cut-off grade, the metallurgical recovery factor, and the point of reference for the mineral reserve estimate. See Item 1304(d)(1) of Regulation S-K. In the case of a variable net smelter return (NSR) cut-off consider including a range of NSR values.
23. Please revise to include the information required under Item 1304(f)(1) of Regulation S-K for first time reporting of reserves and resources including a brief discussion of the material assumptions and criteria in the disclosure and cite corresponding sections of the technical report summary.
Seller's Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 238

24. Please expand your discussion to disclose your expected capital expenditures for the year ended December 31, 2020. In this regard, we note your disclosure on page 52 that you expect to incur "considerable" expenditures relating to your new two-stage pre-oxidation and leach process. Refer to Item 303(a)(2)(i) of Regulation S-K. Beneficial Ownership of Securities , page 292

25. Please disclose the natural person or persons who directly or indirectly exercise sole or shared voting or investment control over the shares that will be held by each of Whitebox
         Advisors, Highbridge Capital Management LLC, Aristeia Capital, LLC and Wolverine
         Asset Management, LLC. Refer to Item 403 of Regulation S-K and Exchange Act Rule
         13d-3.
Exhibit 96.1, page II-8

26.      Please provide the disclosures required by Item 601 paragraphs
         (b)(96)(iii)(B)(10)(ii) and (b)(96)(iii)(B)(10)(v) of Regulation S-K
regarding mineral
         processing and metallurgical testing.
27. Please define and explain component 1 and component 2 as used in Table 11-7 on page
         144 regarding variogram parameters.
28. We are unable to locate the back-up cost assumptions in Section 10 and in Section
         14.9.1.1 as referenced on page 158 of your technical report summary. Please advise.
29. Please disclose the reason for using the selected price with respect to your mineral resources. See Item 601(b)(96)(iii)(B)(11)(iii) and Item 1302(d)(2) of Regulation S-K.
30.      Please provide the disclosures required by Item 601 paragraphs
         (b)(96)(iii)(B)(11)(v) and (b)(96)(iii)(B)(11)(vii) of Regulation S-K
regarding mineral
         resource estimates.
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Mudrick Capital Acquisition Corporation
March 12, 2020
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31. Please provide the disclosures required by Item 601(b)(96)(iii)(B)(12)(vi) of Regulation
      S-K regarding mineral reserve estimates.
32. We note that you plan to leach sulfide ore rather than oxide ore. Please tell us if you considered Item 601(b)(96)(iii)(B)(14)(iv) of Regulation S-K in your assessment of processing and recovery methods.
33. Please provide the disclosures required by Item 601(b)(96)(iii)(B)(17)(vi) of Regulation
      S-K regarding environmental studies, permitting, and plans negotiations or agreement with local individuals or groups.
34. Please revise the title of paragraph (25) to "Reliance on Information Provided by the
      Registrant" and provide the disclosures required by Item 1302(f)(2) of Regulation S-K.
      Additionally, explain the basis for the inclusion of "other experts" in this section.
General

35. Please clarify whether the company will be a "controlled company" under the definition of the NASDAQ stock exchange following the consummation of the business combination and provide appropriate disclosure on the prospectus cover page and risk factors to the extent appropriate. In this regard, we note your disclosure in the risk factor section on page 60 indicating that there will be a concentration of ownership following the business combination.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       For questions regarding comments on engineering matters, you may contact John
Coleman, Mine Engineer, at (202) 551-3610. You may contact Joanna Lam, Staff Accountant, at
(202) 551-3476 or Raj Rajan, Staff Accountant, at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A.
Majmudar, Attorney-Adviser, at (202) 551-3844 or, in her absence, Loan Lauren Nguyen, Legal
Branch Chief, at (202) 551-3642 with any other questions.



                                                     Sincerely,
FirstName LastNameJason Mudrick
Comapany NameMudrick Capital Acquisition Corporation Division of Corporation Finance
                                                     Office of Energy &
Transportation
March 12, 2020 Page 6
FirstName LastName Cohen
cc:       Jackie